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                                                                 Exhibit (a)(17)
                                                                 ---------------

         United Technologies Corp. Successfully Completes Tender Offer
                    For International Comfort Products Corp.

     HARTFORD, Conn., August 10, 1999 -- United Technologies Corp. (NYSE: UTX) and Titan Acquisitions, Ltd., a wholly-owned subsidiary of UTC, today announced that they have successfully completed their tender offer for the outstanding ordinary shares of International Comfort Products Corp. (AMEX/TSE: ICP) for US$11.75 per share in cash.

     The tender offer expired at 12:00 midnight, Toronto time, August 9, 1999. Approximately 40,099,227 ordinary shares of ICP, representing approximately
98.3 percent of the total number of issued and outstanding shares, were tendered and accepted for purchase pursuant to the tender offer. Titan intends to acquire, under the statutory compulsory acquisition procedures of the Canada Business Corporations Act, the remaining ordinary shares of ICP at the same US$11.75 per ordinary share offer price as offered in the tender offer. Titan and UTC continue to expect to complete all aspects of the transaction by the end of the third quarter of 1999.

     ICP operations will be integrated into Carrier Corp., a wholly-owned subsidiary of UTC. Carrier Corp., a Farmington, Conn.-based subsidiary of United Technologies Corp., is the world's largest manufacturer of heating, air conditioning and refrigeration systems and equipment.

     United Technologies Corp., based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

                                     # # #

Contacts:

Regarding UTC/Titan: Peter Dalpe
                     (860) 728-7912

Regarding Carrier Corp.: Matt Chadderdon
                         (315) 432-6625